Exhibit 3.1

BIO-PATH HOLDINGS, INC.
(a Delaware corporation)

(the “Company”)

AMENDMENT NO. 1
TO
FIRST AMENDED AND RESTATED BYLAWS

Pursuant to Section 8.4 of the First Amended and Restated Bylaws (the “Bylaws”) of the Company, the Bylaws were amended by unanimous approval of the members of the Board of Directors of the Company as follows:

1.Section 2.5 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 2.5Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the presence in person or by proxy of the holders of stock having one-third of the votes which could be cast by the holders of all outstanding stock entitled to vote at the meeting shall constitute a quorum at each meeting of stockholders. In the absence of a quorum, the stockholders so present may, by the affirmative vote of the holders of stock having a majority of the votes which could be cast by all such holders, adjourn the meeting from time to time in the manner provided in Section 2.4 of these Bylaws until a quorum is present. If a quorum is present when a meeting is convened, the subsequent withdrawal of stockholders, even though less than a quorum remains, shall not affect the ability of the remaining stockholders lawfully to transact business.”

2.Except as set forth above, the Bylaws shall remain in full force and effect.

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I hereby certify that the amendments to the Bylaws of the Company set forth herein were duly adopted by the Board of Directors of the Company on December 7, 2023.

/s/ Douglas P. Morris

Douglas P. Morris, Secretary